JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02055145

02 OCT -2 AM 10: 34

27 September 2002

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sirs

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Trading Update - Dated 17 September 2002

Yours faithfully
For and on behalf of
JCI (London) Limited

pp. P E C Dexter
Secretary

dlw 10/3

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

SABMiller plc Trading Update

Results and EPS for first five months ahead of prior year, integration of Miller Brewing Company underway

London and Johannesburg, 17 September 2002. Prior to the commencement of the close period ahead of the interim results due in November, Graham Mackay, Chief Executive of SABMiller plc, has provided an update to the AGM statement issued on 31 July 2002.

Mr Mackay said: "For the five months ended 31 August 2002, the group has delivered results and earnings per share ahead of prior year – a very satisfactory performance in the light of the significant depreciation of some Southern African currencies in 2001.

Europe's results are especially pleasing. Our Central and Eastern European businesses produced good volume growth, despite the impact of flooding in the Czech Republic. Both Poland and the Czech Republic have performed particularly well. In Russia, volumes are ahead of last year but behind expectations.

In Africa, lager beer volumes have grown in all our major markets, and in Tanzania benefits from the recent East African rationalisation initiatives are already being achieved. Carbonated soft drinks (CSDs) volumes are well ahead of the prior year, led by strong performances in Angola and Zambia. In China, profitability is improving following our acquisitions in 2001 and the ongoing reorganisation of that business into three sub-regions.

Beer volumes for the year to date in South Africa are 0.7% lower than the comparable period last year, reflecting the encouraging trends of recent months. This result has been achieved without the benefit of an Easter period, which fell into the prior financial year, and on a like-for-like basis volumes would be marginally positive. Profits in local currency at Beer South Africa are ahead of those of the previous year. ABI has recorded good growth in volumes, and the Hotel and Gaming group has also shown good growth in occupancies and gaming revenues, with earnings in both businesses being ahead of the prior year.

In Central America, our businesses in Honduras and El Salvador have grown lager beer volumes although CSD volumes remain under competitive pressure. This, together with the region's lacklustre economic performance, has resulted in profitability remaining behind our expectation. However, rationalisation and integration initiatives continue, and benefits from these activities are still to come.

In the United States, Miller Brewing Company's own lager volumes for the two months since acquisition have been in line with our expectations but below last year. This has been offset by the continuing improvement in pricing trends and higher contract brewing volumes. The integration of the business into the wider group is proceeding across a broad front".

Ends

Further information

Nick Chaloner Director of Communications	+44 (0)7880 502755
Media: Ciaran Baker	+44 (0)20 7659 0120
Investor Relations: Tanya Tracey Caroline Metcalfe	 +44 (0)20 7659 0105 +44 (0)20 7659 0113

This announcement is available on the SABMiller website. www.sabmiller.com